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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

Suite 1200, 95 Wellington Street West
Toronto, Ontario
M5J 2V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☐    Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☒    No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.]

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)
December 20, 2002	By:	\ P.D. Lafrance \ P.D. Lafrance — Assistant Secretary

FALCONBRIDGE Falconbridge Limited Suite 1200 - 95 Wellington Street West Toronto, Canada M5J 2V4 Telephone 416/956-5700 Fax 416/956-5757 www.falconbridge.com

FALCONBRIDGE TO REDUCE DAILY PRODUCTION BY 30%
AT DOMINICAN REPUBLIC PLANT

        Ferronickel Production Affected by Lack of Crude Oil Due to Venezuelan National Strike

FOR IMMEDIATE RELEASE

December 16, 2002, TORONTO, Ontario — Falconbridge Limited today announced that supplies of crude oil to its Falcondo operation in the Dominican Republic have been interrupted due to the Venezuelan national strike. The strike prompted oil supplier Petroleos de Venezuela (PDVSA) to declare force majeure. As a result, the ferronickel plant, located near Bonao, will operate at reduced capacity in order to minimize fuel consumption. Based on current reserves and at 70% of daily production capacity, the plant will be able to keep operating until December 27, 2002.

At full production capacity, the plant requires approximately 320,000 barrels of crude oil per month, 100% of which was supplied by PDVSA. Falcondo is currently in the process of securing oil supplies from other sources, for delivery in early January. Ferronickel production at the plant is expected to be 22,500 tonnes for 2002, including the impact of oil shortage in the fourth quarter. Production will also be affected in January 2002, but the impact will depend on delivery dates of new oil supplies. Production for 2003 was targeted at 28,000 tonnes.

Falconbridge is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59%) and by other investors (41%).

Media:
Caroline Casselman
Director, Communications & Public Affairs
Tel: 416-956-5781
Fax: 416-956-5718
Email: ccasselman@falconbridge.com

Investors:
Denis Couture
Vice-President, Communications and Public Affairs
Tel: 416-956-5706
Fax: 416-956-5719
Email: denis.couture@toronto.norfalc.com

FALCONBRIDGE Falconbridge Limited Suite 1200 - 95 Wellington Street West Toronto, Canada M5J 2V4 Telephone 416/956-5700 Telex 065-24211 Rapifax 956-5757

FOR IMMEDIATE RELEASE

FALCONBRIDGE LIMITED COMPLETES
$10,000,000 PRIVATE PLACEMENT

Toronto, December 18, 2002 — Falconbridge Limited announced today that it has completed a private placement of 481,928 flow-through common shares at a price of $20.75 per share for gross proceeds of $10 million. There is an over-allotment option of $3 million.

The proceeds of the issue will be used to fund the company's exploration expenditures which are eligible as Canadian Exploration Expense ("CEE") renounced for the 2002 taxation year. Specifically, approximately $9 million will be directed into a regional exploration program in the Sudbury Basin with the balance being used to fund exploration programs elsewhere in Canada. Falconbridge's total worldwide exploration budget for 2003 is expected to be $24 million.

The private placement was completed by a syndicate of investment dealers led by Griffiths McBurney & Partners and included, Dundee Securities Corporation, Trilon Securities Corporation and Canaccord Capital Corporation.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Falconbridge is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59%) and by other investors (41%).

For further information contact:
 Media:
Caroline Casselman
Director, Communications & Public Affairs
Tel: 416-956-5781
Fax: 416-956-5718
Email: ccasselman@falconbridge.com

Investors:
Denis Couture
Vice-President, Communications and Public Affairs
Tel: 416-956-5706
Fax: 416-956-5719
Email: denis.couture@toronto.norfalc.com

FALCONBRIDGE Falconbridge Limited Suite 1200 - 95 Wellington Street West Toronto, Canada M5J 2V4 Telephone 416/956-5700 Telex 065-24211 Rapifax 956-5757

FOR IMMEDIATE RELEASE

FALCONBRIDGE LIMITED ANNOUNCES DETAILS OF REPURCHASE OF COMMON SHARES

TORONTO, Ontario, December 19, 2002 — Falconbridge Limited today announced its intention, subject to receipt of applicable regulatory approvals, to repurchase its common shares pursuant to a normal course issuer bid. Falconbridge may repurchase for cancellation up to 750,000 common shares representing less than 1% of its outstanding common shares. Falconbridge believes that the market price of its common shares could be such that their purchase by the Company for cancellation may be an attractive and appropriate use of funds in light of the potential benefit to remaining shareholders.

Transactions will be executed at market prices to effect the repurchase of common shares under the rules of a normal course issuer bid through the facilities of the Toronto Stock Exchange.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59%) and by other investors (41%).

For further information:

Media: Caroline Casselman, Director, Communication & Public Affairs, Tel: (416) 956-5781 E-mail: ccasselman@Falconbridge.com

Investors: Denis Couture, Vice-President, Communications and Public Affairs, Tel: (416) 956-5706, E-mail: denis.couture@toronto.norfalc.com

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SIGNATURES
FALCONBRIDGE TO REDUCE DAILY PRODUCTION BY 30% AT DOMINICAN REPUBLIC PLANT
FALCONBRIDGE LIMITED COMPLETES $10,000,000 PRIVATE PLACEMENT
FALCONBRIDGE LIMITED ANNOUNCES DETAILS OF REPURCHASE OF COMMON SHARES